September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Eric Envall

Re:	JMP Group LLC Registration Statement on Form S-4 Filed on August 20, 2014

Dear Mr. Envall:

On behalf of JMP Group LLC (the “Company”), to assist you in your review, we are furnishing to you the enclosed draft tax opinion with respect to the Company’s Registration Statement on Form S-4 filed on August 20, 2014.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe
Orrick, Herrington & Sutcliffe LLP

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JMP Group LLC
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA 94111

Re:	Reorganization

Ladies and Gentlemen:

We have acted as counsel to JMP Group LLC, a limited liability company organized under the laws of the State of Delaware (the “Company”), and JMP Group Inc., a corporation organized under the laws of the State of Delaware (“JMP Inc.”), in connection with the reorganization transactions described in the Form S-4 Registration Statement (File No. 333-198264) filed by the Company with the Securities and Exchange Commission on August 20, 2014, as amended through the date hereof (the “Form S-4”). Unless otherwise indicated, capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the merger agreement, dated as of August 20, 2014, among JMP Group Inc., JMP Merger Corp., a corporation organized under the laws of the State of Delaware (“JMP Merger”) and the Company (the “Merger Agreement”). You have requested our opinion regarding certain U.S. federal income tax matters.

In rendering the opinions expressed below, we have examined and relied on certain documents, including:

(a)           a copy of the Merger Agreement;

(b)           a copy of the amended and restated limited liability company agreement of the Company dated [] [], 2014 (the “LLC Agreement”);

(c)           a copy of the purchase and sale agreement (the “Purchase and Sale Agreement”), dated as of [] [], 2014, between JMP Inc., the Company and JMP Investment Holdings, LLC, a limited liability company organized under the laws of Delaware (“JMP Investment Holdings”) ; and

(d)	a copy of the loan agreement, dated as of [] [], 2014, between JMP Inc. and the Company (the “Loan Agreement”);

(e)

such other documents as we have determined are necessary or appropriate for this opinion (such documents together with the Merger Agreement, the LLC Agreement, the Purchase and Sale Agreement and the Loan Agreement, the “Transaction Documents”);

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In addition, in rendering our opinions we have relied upon certain statements, representations, and warranties made by the Company in a representation letter dated the date hereof provided to us in connection with the preparation of the opinions set forth below (the “Representation Letter”). We have assumed that such statements, representations, and warranties contained in the Representation Letter are and will continue to be true, correct, complete, and not breached, and that no actions that are inconsistent with such statements, representations, and warranties will be taken.

Our opinions are based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations issued thereunder, and administrative rulings, judicial decisions, and other applicable authorities, all as available and in effect on the date hereof. The statutory provisions, regulations and interpretations upon which our opinions are based are subject to change, and such change could apply retroactively. The opinions set forth below represent our best judgment and are not binding on the U.S. Internal Revenue Service or any court.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below:

1.     it is our opinion that, for purposes of Sections 7701 and 7704 of the Code, the Company will be treated as a partnership, and not as an association or a publicly traded partnership taxable as a corporation;

2.     it is our opinion that, under Section 721 of the Code, a beneficial owner of common stock of JMP Inc. will not recognize gain or loss for U.S. federal income tax purposes from the exchange by such beneficial owner of common stock of JMP Inc. for shares of the Company in connection with the merger of JMP Merger into JMP Inc. pursuant to the Merger Agreement; and

3.     the statements in the Form S-4 under the heading “Material U.S. Federal Income Tax Consequences,” to the extent they address matters of law or legal conclusions with respect to the U.S. federal income tax consequences of the Reorganization Transaction, are accurate in all material respects.

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With your permission we have assumed the following: (a) the authenticity of original documents and genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; (c) the individuals signing on behalf of the parties to the Transaction Documents have the capacity to execute and deliver the Transaction Documents; (d) that each party to a Transaction Document has complied and will comply with all provisions of such Transaction Document; (e) that there are no relevant agreements or understandings among the parties to the Transaction Documents except as referred to therein; (f) the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions; (g) the loan from JMP Inc. to the Company pursuant to the Loan Agreement will be treated as indebtedness for U.S. federal income tax purposes; and (h) the purchase price paid by JMP Investment Holdings to JMP Group Inc. pursuant to the Purchase and Sale Agreement will be equal to the fair market value of the Purchased Assets (as defined in the Purchase and Sale Agreement).

We express no opinions as to matters of law other than the federal income tax law of the United States of America.

We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4. We also consent to the references to Orrick, Herrington & Sutcliffe LLP under the heading “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Form S-4. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

ORRICK, HERRINGTON & SUTCLIFFE LLP